March 10, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Amendment No. 2 to Registration Statement on Form S-11 File No. 333-154975 - Filed March 10, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated January 16, 2009, regarding Pre-Effective Amendment No. 1 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
General
1.	Comment: We note your responses to comments 1 and 18 of our letter dated December 12, 2008. Please note that we referred your responses to the Office of Mergers & Acquisitions. After reviewing your responses, we are of the view that your additional feature to the share redemption program that there is no one-year holding period may be inconsistent with the relief previously granted by the Division of Corporation

Mr. Tom Kluck
March 10, 2009

Finance in prior no-action letters. Please contact the Office of Mergers & Acquisitions in order to receive further clarification as to whether the program is consistent with the relief granted by the Division.
Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. If the Issuer determines that it cannot rely on precedent set by previous no action letters, the Issuer will submit a request for exemption under Rule 13e-4 and Regulation 14E to the Division’s Office of Mergers and Acquisitions. The Issuer has revised the terms of the share redemption plan to, among other things, include a one-year holding period.
2.	Comment: We note your responses to prior comments 10 and 12 and will continue to monitor your filing for such disclosure.
Response: With respect to prior comment 10, the Issuer has requested Arthur M. Friedman to serve as its third independent director. The Issuer has identified Mr. Friedman as an independent director and included the employment history of Mr. Friedman at pages 49-50 of Amendment No 2.
With respect to prior comment 12, the Issuer confirms that, to its knowledge, the Issuer’s executive officers, directors or affiliates have not yet determined whether to purchase shares for their own account in the offering. The Issuer will update the disclosure in the prospectus to the extent it becomes aware of a change in intent of the executive officers and directors or affiliates.
Compensation to Our Advisor and Affiliates, page 5
3.	Comment: We note your revised disclosure in the table regarding “Operating Expenses —Advisor.” If applicable, please disclose that reimbursable expenses may include advisor personnel salaries.
Response: The Issuer respectfully submits that the management compensation table at pages 8 and 58 clearly states that reimbursable expenses include personnel costs.
Risk Factors, page 11
Our cash distributions are not guaranteed..., page 13
4.	Comment: We note your disclosure that during the early stages of operations, you may need to utilize offering proceeds to make cash distributions. Please include this disclosure on the cover page of the prospectus and in the summary in the “Summary of Risk Factors” subsection.

Mr. Tom Kluck
March 10, 2009

Response: The Issuer has revised the disclosure on the cover page of the prospectus and “Summary of Risk Factors” at page 2 of Amendment No. 2 to disclose the risk that during the early stages of operations the Issuer may need to utilize offering proceeds to make cash distributions.
Risks Associated with Retail Property, page 24
5.	Comment: Please discuss in greater detail the risks caused by current economic/market conditions that affect investments in retail properties. Please briefly include any related significant risks on the cover page of the prospectus and in the summary section. Please also revise accordingly the risk factors under the subheading ”Risks Associated with Real Estate-Related Loans and Other Real Estate-Related Assets.”
Response: The Issuer has included three new risk factors relating to the current market/economic conditions and its effects on commercial retail properties, the commercial mortgage market and the Issuer’s ability to obtain financing (see new risk factors at pages 25, 26 and 28 of Amendment No. 2). Additionally, the Issuer has included disclosure related to these risks on the cover page and “Summary of Risk Factors” at page 3 of Amendment No. 2.
Investment Strategy, Objectives and Policies, page 37
6.	Comment: We note your disclosure on page 38 that, “We believe that demand for real property in the Western United States will continue to grow based upon a number of factors, including continued population growth.” In light of recent economic conditions, please provide a reasonable basis for this statement.
Response: The Issuer respectfully submits that although the U.S. economy is currently experiencing a downturn, the Issuer believes that demand for real property in the Western United States will continue to grow in the long-run. The Issuer has updated forecasted population growth as of a more current date at page 39 of Amendment No. 2. This anticipated growth in population is expected to result in increased demand for real property in the region. Additionally, the current economic environment has resulted in decreased development of new commercial properties and the Issuer believes that this constraint on new development will lead to even greater demand as the economy recovers.
Management, page 46
7.	Comment: Please briefly describe the duties you expect your executive officers to perform in their capacity as officers of the company and as distinct from their roles as officers/employees of the advisor.
Response: The roles of each executive officer of the Issuer will be similar in function but distinct in purpose from their duties as officers of the advisor. The executive officers of the advisor serve to carry out the duties of the advisor pursuant to the advisory agreement, such as to manage the day-to-day affairs of the Issuer and to carry out the

Mr. Tom Kluck
March 10, 2009

directives of the Issuer’s board of directors in the review, selection and recommendation of investment opportunities, operating acquired investments and monitoring the performance of those investments to ensure that they are consistent with the Issuer’s investment objectives. The duties that the executive officers will perform on the Issuer’s behalf, on the other hand, serve to fulfill the corporate governance obligations of these persons as appointed officers of the Issuer pursuant to the Issuer’s charter and bylaws. As such, these duties will not involve the review, selection and recommendation of investment opportunities, but rather the performance of corporate governance activities, including signing certifications required under the Sarbanes-Oxley Act of 2002, as amended, for filing with the Issuer’s periodic reports. The Issuer has revised page 51 of Amendment No. 2 to clarify the roles of the executive officers.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 70
8.	Comment: We note that you have included a discussion of the accounting policies that your management considers to be most critical once you commence significant operations. Since you intend to invest in and manage a portfolio of income-producing retail properties and to invest in or originate mortgage, mezzanine, bridge, and other loans related to commercial real estate, please expand your disclosure to include a discussion of your critical accounting policies related to these real estate assets and loans. Please also update the Significant Accounting Policies disclosure in your footnotes.
Response: Please be advised that the Issuer has revised the Critical Accounting Policies section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the footnote disclosure in the Significant Accounting Policies section of the financial statements to expand the disclosure regarding critical accounting policies related to real estate related assets and loans.
The Operating Partnership, page 74
9.	Comment: We have reviewed your response to our prior comment 17. Please revise your disclosure to include a description of how the redemption amount for the special units will be calculated.
Response: The Issuer has revised the disclosure at page 80 of Amendment No. 2 to include a description of how the redemption amount for the special units will be calculated.

Mr. Tom Kluck
March 10, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Ms. Kristina Aberg, Division of Corporation Finance Mr. Anthony W. Thompson